Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 15, 2007 relating to the consolidated financial statements and financial statement schedule of ViewSonic Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation in 2005, and the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payments in 2006) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, CA
June 29, 2007